SUPERIOR COURT OF FULTON COUNTY
STATE OF GEORGIA

STEWART SIMON and JEFFREY SIMON, individually and on behalf of all those similarly situated, Plaintiff, v. GEORGIA-PACIFIC CORPORATION, JAMES S. BALLOUN; THOMAS D. BELL; JON A. BOSCIA; BARBARA L. BOWLES; ALSTON D. CORRELL; DONALD V. FITES; SIR RICHARD V. GIORDANO; DAVID R. GOODE; KAREN N. HORN, PHD; M. DOUGLAS IVESTER; WILLIAM R. JOHNSON; LOUIS W. SULLIVAN, MD; LEE M. THOMAS; and JOHN D. ZEGLIS, Defendants.	Civil Action No. ____________ **CLASS ACTION COMPLAINT** FILED IN OFFICE NOV 16 2005 DEPUTY CLERK SUPERIOR COURT FULTON COUNTY, GA **JURY TRIAL DEMANDED**

CLASS ACTION COMPLAINT

Plaintiffs, by their attorneys, allege upon personal knowledge as to their own acts and upon information and belief premised on the investigation of its counsel as to all other matters, as follows:

NATURE OF ACTION

1. Plaintiffs purchased or acquired shares of common stock of Georgia-Pacific Corporation ("GP" or the "Company") prior to the events giving rise to the allegations herein, and continue to hold such shares.

2. This action arises from breaches of fiduciary duties in connection with a merger agreement (the "Transaction") entered into by GP and Koch Industries, Inc. ("Koch"), a Kansas corporation, and Koch Forest Products, Inc., a Georgia Corporation and an indirect wholly-

owned subsidiary of Koch.

3. Plaintiffs allege that they and other public shareholders of GP common stock are entitled to enjoin the proposed Transaction or, alternatively, to recover damages in the event that the Transaction is consummated. The negotiation and structure of the Transaction are the result of an unfair process, failure to maximize shareholder value, results in the denial to shareholders of important information regarding the value of their shares of GP, renders the tender offer proposed by the merger agreement coercive to GP's shareholders, and does not provide for adequate value for GP. The director defendants' decision to pursue the proposed Transaction constitutes a breach of their fiduciary duties to plaintiff and other GP shareholders.

PARTIES

4. Plaintiffs, Stewart and Jeffrey Simon, residents of Kings County, New York, are, and at all relevant times have been, the owners of shares of GP common stock.

5. Defendant GP is a corporation duly organized and existing under the laws of the State of Georgia. The Company maintains its principal executive offices at 133 Peachtree Street, N.E., Atlanta, GA 30303. GP is one of the world's leading manufacturers and marketers of tissue, packaging, paper, building products and related chemicals. With 2004 annual sales of approximately $20 billion, the company employs 55,000 people at more than 300 locations in North America and Europe. Its familiar consumer tissue brands include Quilted Northern®, Angel Soft®, Brawny®, Sparkle®, Soft 'n Gentle®, Mardi Gras®, Vanity Fair® and Lotus®, as well as the Dixie® brand of disposable cups, plates and cutlery. GP's building products manufacturing business has long been among the nation's leading suppliers of building products to lumber and building materials dealers and large do-it-yourself warehouse retailers.

6. As of November 14, 2005, GP had approximately 260.31 million shares of common stock outstanding. GP stock trades on the New York Stock Exchange under the symbol "GP".

7. The defendants listed below serve as directors and/or senior officers of GP:

(a) Defendant James S. Balloun recently retired as chairman and chief executive officer of Acuity Brands, Inc., Atlanta, a position he held from 2001-2004. He has been a GP director since 1998, and his current term ends in 2005. Balloun served as chairman, chief executive officer and president of National Service Industries, Inc., from 1996-2001, when it spun off Acuity Brands in a tax-free distribution to shareholders. Balloun is also a director of Radiant Systems, Inc., and Wachovia Corp., and a former director of Acuity Brands, Inc., and McKinsey & Company, Inc.

(b) Defendant Thomas D. Bell, Jr. has been vice chairman, president and chief executive officer of Cousins Properties, Inc., since 2001 and 2002, respectively. He joined GP as a director in 2005. Bell was chairman and chief executive officer of Young & Rubicam, Inc., in 2000, president and chief operating officer in 1999, and chairman and chief executive officer of Young & Rubicam Advertising from 1998-1999. Bell is also a director of Cousins Properties, Inc., Lincoln Financial Group, AGL Resources, Inc., and Regal Entertainment Group.

(c) Defendant Jon A. Boscia has been chairman and chief executive officer of Lincoln National Corporation since 2001 and 1998, respectively. He has been a GP director since 2005. From 1998-2001, he served as president of Lincoln National Corporation. Boscia is also a director of Hershey Foods Corporation.

(d) Defendant Barbara L. Bowles has been chairman, chief executive officer, and chief investment officer of investment advisory firm The Kenwood Group, Inc., since 1989. She has been a GP director since 2000, and her current term ends in 2007. Bowles served as a director of Fort James Corp. from 1997 until GP acquired the company in 2000. She is also a director of The Black & Decker Corp., Wisconsin Energy Corp., Wisconsin Electric Power Co., Wisconsin Gas Co., Hyde Park Bank of Chicago and Dollar General Corp.

(e) Defendant Alston D. Correll has been the chairman and chief executive officer GP since 1993. He served as the company's president from 1991-2002. Correll has been a GP director since 1992, and his current term ends in 2005. He is also a director of Norfolk Southern Corp., Mirant Corp. and SunTrust Banks, Inc.

(f) Defendant Donald V. Fites is retired chairman and chief executive officer of Caterpillar Inc., in Peoria, Ill., a position he held from 1990-1999. He joined GP's board of directors in 1992, and his current term ends in 2007. He is also a director of AT&T Wireless Services, Inc., ExxonMobil Corp., AK Steel Corp., Oshkosh Truck Corp. and Wolverine World Wide, Inc.

(g) Defendant Sir Richard V. Giordano is retired chairman of BG Group plc, London, a position he held from 1994-2003. He has been a GP director since 1984 and lead director since November 2002. His current term ends in 2006. He is also a director of Rio Tinto plc.

(h) Defendant David R. Goode has been chairman, president and chief executive officer of Norfolk Southern Corp. in Norfolk, Va., since 1992, and an executive officer of that company since 1985. He joined GP's board in 1992, and his current term

ends in 2007. He is also a director of Norfolk Southern Corp., Norfolk Southern Railway Co., Caterpillar Inc., Delta Air Lines, Inc., and Texas Instruments, Inc.

(i) Defendant Karen N. Horn, Ph.D. is retired managing director of Marsh Inc., a position she held from 1999 through 2003. Prior to joining Marsh, she was senior managing director and head of international private banking at Bankers Trust Company; chairman and chief executive officer of Bank One, Cleveland, N.A.; president of the Federal Reserve Bank of Cleveland; treasurer of Bell of Pennsylvania; and vice president of First National Bank of Boston. She is also a director of Eli Lilly and Company and T. Rowe Price Mutual Funds.

(j) Defendant M. Douglas Ivester has been president of investment management company Deer Run Investments, LLC, Atlanta, since 2000. He has been a GP director since 1993, and his current term ends in 2006. He served as chief executive officer of The Coca-Cola Co. from 1997-2000 and as president and chief operating officer from 1994-1997. He is also a director of SunTrust Banks, Inc., S1 Corp. and Service Central, Inc.

(k) Defendant William R. Johnson has been chairman, president and chief executive officer of H.J. Heinz Company since September 2000 and an executive officer of that company since 1993. Prior to being named chairman, president and chief executive officer, he became president and chief operating officer of the H.J. Heinz Company in June 1996 and assumed the position of president and chief executive officer on April 1998. He is also a director of H.J. Heinz Company, Grocery Manufacturers of America, Inc. and Clorox Company, and is a member of the Board of Trustees of the University of Pittsburgh.

(l) Defendant Louis W. Sullivan, M.D. has been president emeritus of Morehouse School of Medicine in Atlanta since 2002. He joined GP's board of directors in 1993, and his current term ends in 2006. Sullivan was president of Morehouse School of Medicine from1993-2002 and was Secretary of the U.S. Department of Health and Human Services from 1989-1993. He is also a director of Bristol-Myers Squibb Co., CIGNA Corp., Equifax Inc., United Therapeutics, Inc., Minnesota Mining & Manufacturing Co. (3M), BioSante Pharmaceuticals, Inc. and Endovascular Instruments, Inc.

(m) Defendant Lee M. Thomas has been president and chief operating officer of GP since September 2002 and March 2003, respectively. He became a director of the company in May 2002, and his current term ends in 2006. Thomas has led GP's Building Products, Consumer Products, Paper and Chemicals business units, as well as the Environmental, Government Affairs and Communications staff groups. He joined the company in 1993 after serving in a number of public sector positions, including administrator of the U.S. Environmental Protection Agency from 1985-1989. Thomas is also a director of Airgas, Inc.

(n) Defendant John D. Zeglis is retired chief executive officer and chairman of AT&T Wireless Services, Basking Ridge, N.J., a position he held from 1999-2004. He has been a GP director since 2001, and his current term ends in 2005. At AT&T Corp., Zeglis served as president from 1997-2001, preceded by various executive positions, including vice chairman, general counsel, and senior executive vice president. He is also a director of Helmerich & Payne, Inc. and State Farm Mutual Automobile Insurance Company.

8. The director defendants, by reason of their corporate directorship and/or executive positions, stand in a fiduciary position relative to the Company's shareholders, which fiduciary relationship, at all times relevant herein, required the director defendants to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company's shareholders.

9. Each director defendant owed and owes GP and its public shareholders fiduciary duties and were and are required to: further the best interests of GP and its public shareholders; undertake an adequate evaluation of the Company's worth as to potential merger/acquisition candidates; maximize the financial recovery for GP shareholders; refrain from abusing their positions of control; refrain from favoring their own interests at the expense of GP and its shareholders only consent to transactions that are in the financial interest of GP shareholders; act in good faith in carrying out their obligations to shareholders with due care and information.

CLASS REPRESENTATION ALLEGATIONS

10. Plaintiffs bring this case on its own behalf and as a class action, pursuant to O.C.G.A. §9-11-23, on behalf of all stockholders of the Company, excluding defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, who will be threatened with injury arising from defendants' actions as are described more fully below (the "Class").

11. This action is properly maintainable as a class action.

12. The Class is so numerous that joinder of all members is impracticable. The Company has thousands of stockholders who are scattered throughout the United States.

13. There are questions of law and fact that are common to the Class and that

predominates over questions affecting any individual class member. The common questions include, *inter alia*, the following:

(o) Whether the transaction as negotiated and structured denies shareholders information (particularly with respect to validity of the fairness opinion and the value of their shares) necessary to make an informed decision whether to sell their shares;

(p) Whether the director defendants have breached their fiduciary duties owed by them to plaintiffs and other members of the Class, including their duties of entire fairness, loyalty, due care, and full disclosure;

(q) Whether plaintiffs and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages.

14. Plaintiffs are committed to prosecuting the action and have retained competent counsel, whom is experienced in litigation of this nature. Plaintiffs' claims are typical of the claims of the other members of the Class and plaintiffs have the same interests as the other members of the Class. Plaintiffs are adequate representatives of the Class.

15. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

16. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

17. On Sunday, November 13, 2005, the Company announced over the *PRNewswire* that it had entered into a definite merger agreement to be acquired by Koch. Goldman, Sachs & Co. ("Goldman Sachs") acted as exclusive financial advisor to GP and provided a fairness opinion to the board.

18. Under the terms of the merger agreement, Koch Forest Products will launch a cash tender offer for all outstanding shares of GP common stock, which is expected to commence no later than November 18, 2005, followed by a second step cash-out merger at the offer price. Following the merger, GP will be operated as a privately-held, wholly-owned subsidiary of Koch.

19. The total combination paid to holders of GP stock under the agreement is approximately $13.2 billion and the total transaction value is approximately $21 billion, which includes the assumption and repayment of certain debt.

20. On November 13, 2005, the Company announced its intention to commence tender offers for approximately $2.6 billion of the Company's outstanding debt, as well as select debt issued by its subsidiary, Fort James Corporation. In connection with the Koch tender offer, the Company also announced that it intends to solicit consents from the holders of such debt in order to eliminate certain restrictive covenants in the indentures governing these debt securities.

21. On November 13, 2005, GP entered into a $500 million senior unsecured revolving credit facility (the "Revolving Credit Facility"), by and among GP, Goldman Sachs Credit Partners L.P., as administrative agent and sole lead arranger, and the other lenders party thereto. The Company stated that the purpose of the Revolving Credit Facility is to provide it with short-term borrowing availability while it seeks a waiver of the event of default arising from the execution of the Merger Agreement from the lenders under its existing $2.5 billion credit facility with Bank of America, N.A., as administrative agent, and the other lenders party thereto (the "Existing Credit Facility"), and under the Company's accounts receivable securitization program. According to the press release, the Revolving Credit Facility matures upon the earliest to occur of (1) the date on which the Company receives a valid waiver under its Existing Credit Facility; (2) the effective date of the Merger; (3) the date on which the Company obtains a new revolving credit facility; and (4) November 23, 2005. The Revolving Credit Facility is guaranteed by two of the Company's wholly-owned subsidiaries, Fort James Corporation and Fort James Operating Company. Goldman Sachs Credit Partners L.P., the administrative agent under and sole lead arranger of the Revolving Credit Facility, is an affiliate of Goldman Sachs & Co., which served as the Company's financial advisor in connection with the Merger Agreement.

22. Also on November 13, 2005, GP entered into an indemnification agreement ("Indemnification Agreement") with each of its directors conferring "certain rights of indemnification and payment of expenses by the Company."

23. The director defendants' fiduciary obligations under these circumstances require them to:

(a) Undertake an appropriate evaluation of GP's worth as a merger candidate or in liquidation, relative to the Company's yield, and other financial considerations;

(b) Engage in a meaningful auction with third parties in an attempt to obtain the maximum value for GP's public shareholders;

(c) Act independently so that the interests of GP's public shareholders will be protected and enhanced;

(d) Undertake a valuation of the liquid value of GP's assets were they to be disposed of piecemeal in a liquidation auction; and

(e) Disclose fully and completely all material information including an opinion by the Board of Directors, the basis for the Board of Directors' opinion and what parties were consulted in this regard.

24. The transaction short-changes GP's shareholders because the value of the offer is inferior.

25. The agreement to sell GP to Koch denies the Company's public stockholders of any enhanced premium that an auction of the Company and/or further negotiations with other potential suitors could provide.

26. A senior mergers and acquisitions partner at Sullivan & Cromwell LLP in New York, Frank Aquila, commented that "To a certain extent, I think Georgia-Pacific might have been a little undervalued in the market because of high energy costs, so that's a little bit of the premium." On November 15, 2005, Mary Beth Jarvis, a Koch spokeswomen, said "We think they [GP] were undervalued in the marketplace."

27. The terms of the Transaction as now proposed, is unfair to the Class. In particular, the Top-Up Option is grossly unfair to the shareholders and renders the proposed Transaction coercive.

28. The Top-Up Option, would enable Koch to circumvent the 90% shareholder approval required to complete this transaction in a short-form merger, and thereby, would allow Georgia Pacific to frustrate the intentions and rights of the shareholders. Under the provisions of the Top-Up Option, if less that 234,278,282 (90% of the shares outstanding prior to the exercise of the Top-Up Option) are tendered to Koch, GP would issue 65,077,300 new shares eligible to vote on the tender offer, without any shareholder approval. This would allow the short-form merger to be consummated with as few as 227,770,552 tendered shares (or only 87.5% of the outstanding shares prior to the exercise of the Top-Up Option) to force through a short-form merger.

29. If the Top-Up Option is exercised, events will promptly occur that will become impossible or extremely difficult to unravel. GP will avoid its obligation to convene a stockholders meeting after the tender offer closes and have the stockholders approve the merger with Koch, the 20 day review period would be eliminated, and the GP board would avoid the entire fairness scrutiny it would be obligated to otherwise.

30. Shareholders will suffer irreparable harm. The situation is not unlike a proxy contest, except that here shareholders are required to vote with their tender. "The harm threatened here is to the corporate electoral process, a process which carries with it the right of shareholders to a meaningful exercise of their voting franchise and to a fair proxy contest with an informed electorate." *Packer v. Yampol*, 1986 WL 4748 at *11 (Del. Ch. Apr. 18, 1986). In effect, the shareholders are coerced.

31. The inherent unfairness of the transaction is compounded by the disparity between the knowledge and information possessed by the director defendants by virtue of their positions of control of GP, and that possessed by GP's public shareholders.

32. Defendants relied upon a fairness opinion issued by Goldman Sachs. However, as Defendants knew, or should have known, Goldman Sachs was irreconcilably conflicted because it was also working for Koch. Indeed, in 1997, Goldman Sachs placed $50 million of the planned $200 million bonds it had structured on behalf of Koch. In 2005, Goldman acted as exclusive investment advisor for Koch in the sale of its natural gas liquids businesses to ONEOK, Inc for approximately $1.35 billion. Defendants knew, or should have known, that Goldman Sachs had an interest in maintaining its long-term business relationship with Koch that overrides their interest in providing a one-time fairness opinion to GP in a proposed sale to its long-time client. In relying on such a facially biased adviser to provide it with a purportedly unbiased fairness opinion, defendants breached their fiduciary duties owed to GP's shareholders.

33. Defendants' failure to immediately reject the facially inadequate offer evidences their disregard for ensuring that shareholders receive adequate value for their stock. By failing to reject the offer outright, defendants are artificially depressing the value of GP's stock, thereby depriving plaintiff and the Class of the right to receive the maximum value for their shares.

34. Defendants' failure to reject the Transaction will ensure their continued positions within the Company but deprive the Company's public shareholders of the true value that an auction or liquidation would provide.

35. Defendants owe fundamental fiduciary obligations to GP's stockholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the director defendants have the responsibility to act independently so that the interests of the Company's public stockholders will be protected and to consider properly all bona fide offers for the Company and to reject offers that are clearly not in the interest of shareholders. Further, the directors of GP must adequately ensure that no conflict of interest exists between the Director

Defendants' own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to ensure that all such conflicts will be resolved in the best interests of the Company's stockholders.

36. Because the director defendants dominate and control the business and corporate affairs of GP and because they are in possession of private corporate information concerning GP's assets, businesses and future prospects, there exists an imbalance and disparity of knowledge of economic power between defendants and the public stockholders of GP. This discrepancy makes it grossly and inherently unfair for defendants to entrench themselves at the expense of GP's stockholders.

37. The director defendants have breached their fiduciary and other common law duties owed to plaintiffs and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class.

38. Plaintiffs seek preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiffs and the Class of their rights to realize a full and fair value for their stock at a premium over the market price, by unlawfully entrenching themselves in their positions of control, and to compel defendants to carry out their fiduciary duties to maximize shareholder value.

39. Only through the exercise of this Court's equitable powers can plaintiffs be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict.

40. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the members of the Class, and/or aid and abet and participate in

such breaches of duty, and will prevent the sale of GP at a substantial premium, all to the irreparable harm of plaintiffs and other members of the Class.

41. Plaintiffs and the Class have no adequate remedy at law.

WHEREFORE, plaintiffs demands judgment as follows:

(a) Declaring that this Action is properly maintainable as a class action and certifying plaintiffs as representatives of the Class;

(b) Preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the proposed Transaction;

(c) In the event that the proposed Transaction is consummated rescinding it and setting it aside;

(d) Awarding compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law;

(e) Awarding plaintiffs their costs and disbursements, including reasonable allowances for fees of plaintiffs' counsel and reimbursement of expenses; and

(f) Granting plaintiffs and the Class such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: November 15, 2005

CHITWOOD HARLEY HARNES LLP

Martin D. Chitwood
Georgia Bar No. 124950
David A. Bain
Georgia Bar No. 032449
1230 Peachtree Street, NE
2300 Promenade II
Atlanta, Georgia 30309
Tel: (404) 873-3900
Fax: (404) 876-4476

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP
Gregory M. Nespole
Gustavo Bruckner
Iona M. Evans
270 Madison Avenue
New York, NY 10016
Telephone: 212-545-4600
Facsimile: 212-686-0114